UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

K12 Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

48273U 102

(CUSIP Number)

Scott R. Haber

Latham & Watkins LLP

505 Montgomery Street, Suite 2000

San Francisco, CA 94111

(415) 391-0600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 3, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 12 Pages

SCHEDULE 13D

CUSIP No. 48273U 102	Page 2 of 12

1	NAME OF REPORTING PERSON Learning Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 48273U 102	Page 3 of 12

1	NAME OF REPORTING PERSON Hampstead Associates, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 48273U 102	Page 4 of 12

1	NAME OF REPORTING PERSON Knowledge Universe Learning Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 48273U 102	Page 5 of 12

1	NAME OF REPORTING PERSON Knowledge Universe LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 48273U 102	Page 6 of 12

1	NAME OF REPORTING PERSON KCDL Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 48273U 102	Page 7 of 12

1	NAME OF REPORTING PERSON Lowell J. Milken
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 284,680 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 284,680 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 284,680 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%*
14	TYPE OF REPORTING PERSON* IN

*	Percentage ownership based on shares of Common Stock outstanding as of August 22, 2013, assuming the conversion of the shares of Series A Special Stock into shares of Common Stock. See Item 5 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 48273U 102	Page 8 of 12

1	NAME OF REPORTING PERSON Michael R. Milken
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,440,124 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 1,440,124 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,440,124 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%*
14	TYPE OF REPORTING PERSON* IN

*	Percentage ownership based on shares of Common Stock outstanding as of August 22, 2013, assuming the conversion of the shares of Series A Special Stock into shares of Common Stock. See Item 5 of this Schedule 13D.

This Amendment No. 3 to Schedule 13D amends and supplements the Statement on Schedule 13D filed on February 4, 2011 (as amended, this “Schedule 13D”), filed with respect to the common stock, par value $ 0.0001 per share (the “Common Stock”), of K12 Inc., a Delaware corporation (the “Company”).

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended in relevant part as follows:

The information set forth in Item 5 below is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended in relevant part as follows:

On April 21, 2011, Hampstead Associates L.L.C. (“Hampstead”) made a charitable gift of the 1,522 shares of Common Stock that it previously held. Knowledge Universe LLC is the manager and a member of Hampstead, and in such capacities may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, the 1,522 shares of Common Stock previously owned of record by Hampstead.

On December 20, 2012, Lowell J. Milken made a charitable gift of 41,895 shares of Common Stock that he held directly.

On September 3, 2013, Learning Group LLC distributed 4,665,083 shares of Common Stock and KCDL Holdings LLC distributed 2,750,000 shares of Series A Special Stock to the partnership that is the sole member of each of Learning Group LLC and KCDL Holdings LLC. Such partnership immediately made a pro rata distribution of these shares, together with other assets, to its limited partners, including Knowledge Universe Learning Group LLC (“KULG”), and its general partner, which immediately made a pro rata distribution to its shareholders, including KULG. As a result of such distributions, KULG received 3,033,093 shares of Common Stock and 1,787,965 shares of Series A Special Stock. KULG immediately distributed these shares, along with the 4,374 shares of Common Stock that it held directly, to its sole member, which is a limited liability company. Such limited liability company immediately made a pro rata distribution of its shares to its members, including a limited liability company that is controlled by Michael R. Milken and Lowell J. Milken. That limited liability company immediately made a pro rata distribution of its shares to its members, certain of which in turn made pro rata distributions to their respective members, including Michael R. Milken and Lowell J. Milken. In connection with the distributions described herein, all of the shares of Series A Special Stock automatically converted into shares of Common Stock on a one-for-one basis.

On September 3, 2013, immediately following the distributions described above, Michael R. Milken made charitable gifts of 750,000 shares of Common Stock and Lowell J. Milken made a charitable gift of 75,000 shares of Common Stock.

As of the date hereof, Lowell J. Milken holds directly 284,680 shares of Common Stock, representing 0.7% of the outstanding Common Stock. Lowell J. Milken may be deemed to be a controlling person of each of Learning Group LLC, KCDL, Hampstead and Knowledge Universe LLC, and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of shares of Common Stock beneficially owned by such entities.

As of the date hereof, Michael R. Milken holds directly 1,440,124 shares of Common Stock, representing 3.5% of the outstanding Common Stock. Michael R. Milken may be deemed to be a controlling person of each of Learning Group LLC, KCDL, Hampstead and Knowledge Universe LLC, and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of shares of Common Stock beneficially owned by such entities.

The percentages of beneficial ownership in this Schedule 13D are based on an aggregate of 38,033,052 shares of Common Stock outstanding as of August 22, 2013 (as reported in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2013) plus 2,750,000 shares of Common Stock issued upon conversion of the Series A Special Stock.

As a result of the charitable gift by Hampstead, on April 21, 2011, Hampstead and Knowledge Universe LLC ceased to beneficially hold, directly or indirectly, any shares of Common Stock, and ceased to be Reporting Persons.

As a result of the distributions described in this Schedule 13D, on September 3, 2013, Learning Group LLC, KCDL Holdings LLC and KULG ceased to beneficially hold, directly or indirectly, any shares of Common Stock, and ceased to be Reporting Persons.

As a result of the distributions described in this Schedule 13D and the charitable gifts by Michael R. Milken and Lowell J. Milken, on September 3, 2013, Michael R. Milken and Lowell J. Milken ceased to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, and ceased to be Reporting Persons.

Item 7.	Material Exhibits to be Filed.

Exhibit 1:	Joint Filing Agreement dated as of February 4, 2011 (incorporated by reference to Exhibit 1 to Schedule 13D filed on February 4, 2011)

[Signature Page Follows]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: September 4, 2013	Learning Group LLC, a Delaware limited liability company

/s/ Stanley E. Maron
By: Stanley E. Maron, Its: Secretary

Dated: September 4, 2013	Hampstead Associates, L.L.C., a Delaware limited liability company

/s/ Stanley E. Maron
By: Stanley E. Maron, Its: Secretary

Dated: September 4, 2013	Knowledge Universe Learning Group LLC, a Delaware limited liability company

/s/ Stanley E. Maron
By: Stanley E. Maron, Its: Secretary

Dated: September 4, 2013	Knowledge Universe LLC, a California limited liability company

/s/ Stanley E. Maron
By: Stanley E. Maron, Its: Secretary

Dated: September 4, 2013	KCDL Holdings LLC, a Delaware limited liability company

/s/ Stanley E. Maron
By: Stanley E. Maron, Its: Manager

Dated: September 4, 2013	/s/ Lowell J. Milken
Lowell J. Milken, an individual

Dated: September 4, 2013	/s/ Michael R. Milken
Michael R. Milken, an individual

EXHIBIT INDEX

Exhibit 1:	Joint Filing Agreement dated as of February 4, 2011 (incorporated by reference to Exhibit 1 to Schedule 13D filed on February 4, 2011)